

Mail Stop 3628

November 25, 2008

By Facsimile (212.728.9625) and U.S. Mail

David K. Boston, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099

Re: Sun-Times Media Group Inc.
Preliminary Consent Statement on Schedule 14A
Additional Soliciting Materials filed pursuant to Rule 14a-12
Filed on November 20, 2008 by Davidson Kempner Capital Management LLC
File No. 001-14164

Dear Mr. Boston:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise the preliminary consent statement in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some of our comments, we may ask you to provide us with supplemental information so we may better understand the disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the consent statement listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Face Page of the Schedule 14A Filed November 20, 2008

1.   We note that you have created a box on the front cover page identifying this filing as a preliminary consent statement. Please note that the definition of proxy in Rule 14a-1(f)

includes consents. Revise the front cover page to conform to that of form Schedule 14A. See Rule 14a-6(m) in Schedule 14A.

Questions and Answers About This Written Consent Solicitation, page 1

2.   Page 1 discloses that the solicitation is being made by Davidson Kempner. Please revise the disclosure throughout the proxy statement to indicate that the solicitation is also being made by each of the Nominees, who are also deemed participants under the proxy rules. See Instruction 3 to Item 4 of Schedule 14A.

Proposal 1 – The Bylaw Restoration Proposal, page 3

3.   Please expand your disclosure to provide an illustration of how the current Board could amend the Company's bylaws to modify or diminish a stockholder's consent to elect the Nominees or limit the ability of the Nominees to pursue the best interests of the Company and its stockholders.

Proposal 3 – The Election Proposal, page 4

4.   You indicate in the third paragraph of this section that "[a]s described above, it is possible that some, but not all, of the current directors of the Sun-Times Board may be removed pursuant to the Removal Proposal." Please clarify in this section, if true, that you are referring to a potential scenario where the Board of Directors is deemed classified.

5.   Please clarify the last sentence of the third paragraph to explain what is meant by the phrase "based on the support of the holders…and in order to effect the consent of such holders..." Please also advise why action taken by the Nominees to increase the size of the Board and name a Nominee to a newly-created directorship does not require the introduction of two separate proposals pursuant to Rule 14a-4(a).

The Nominees, page 6

6.   Please include a definition of "independent" director as used in the first paragraph of this section.

Solicitation of Written Consents, page 11

7.   We note that proxies may be solicited by "by mail, facsimile, courier services, telephone, telegraph, the Internet, e-mail, newspapers, advertisements and other publications of general distribution and in person." Please also tell us whether the filing persons plan to solicit via internet chat rooms, and if so, tell us which websites they plan to utilize. Please confirm that the filing persons will not include a form of proxy card on any internet web site until they have filed a definitive proxy statement.

8.   Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Closing Comments

Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing person is in possession of all facts relating to the disclosure, he or she is responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

David K. Boston, Esq.
Willkie Farr & Gallagher LLP
November 25, 2008
Page 4

       Please direct any questions to me at (202) 551-3444 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

       Sincerely,

       Perry J. Hindin
       Special Counsel
       Office of Mergers & Acquisitions